Filed Pursuant to Rule 424(b)(3)
Registration No. 333-106889

PROSPECTUS SUPPLEMENT DATED JANUARY 27, 2004
(To Prospectus filed on November 21, 2003)

JUNIPER NETWORKS, INC.

$400,000,000

Zero Coupon Convertible Subordinated Notes due June 15, 2008 and
19,860,973 Shares of Common Stock Issuable Upon Conversion of the Notes

     This Prospectus Supplement, together with the Prospectus listed above, is to be used by certain holders of the above-referenced securities or by their transferees, pledgees, donees or their successors in connection with the offer and sale of the above referenced securities.

     The table captioned “Selling Security Holders” commencing on page 29 of the Prospectus is hereby amended to reflect the following additions and changes.

	Principal Amount at
	Maturity of Notes	Percentage of	Number of Shares of	Percentage of
	Beneficially Owned	Notes	Common Stock That	Common Stock
Name	That May Be Sold	Outstanding(1)	May Be Sold(2)	Outstanding(3)

Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio (14)	11,950,000	2.99%	593,346	*
Forest Multi-Strategy Master Fund SPC, on behalf of its Multi-Strategy Segregated Portfolio (21)	1,216,000	*	60,377	*
HFR RVA Select Performance Master Trust (21)	115,000	*	5,711	*
RBC Alternative Assets LP c/o Forest Investment Mngt. LLC	0	—	—	—
UBS O’Connor LLC f/b/o O’Connor Global Convertible Arbitrage Master Ltd.	11,300,000	2.83	561,072	*
Univest Convertible Arbitrage Fund Ltd. c/o Forest Investment Mgt. LLC	0	—	—	—

*	Less than 1%

(1)	Based on $400,000,000 principal amount of notes outstanding.

(2)	Assumes conversion of all of the holder’s notes at a conversion price of approximately $20.14 per share of common stock. However, this conversion price will be subject to adjustment as described under the section entitled “Description of the Notes-Conversion Rights.” As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(3)	Calculated based on Rule 13d-3(d)(i) of the Exchange Act using 387,916,534 shares of common stock outstanding as of September 30, 2003. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder’s notes. However, we did not assume the conversion of any other holder’s notes. Assumes that any other holders of notes, or any future transferees, pledgees, donees or successors of or from any such other holders of notes, do not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate.

(21)	Forest Investment Mngt. LLC, 100% owned by Forest Partners II LP, Michael A. Boyd, Inc., general partner, which is controlled by Michael A. Boyd has investment control over the securities beneficially owned by this securityholder.